Exhibit 99.52

Interim Consolidated Financial Statements

(In thousands of United States dollars)

THERATECHNOLOGIES INC.

Three and six-month periods ended May 31, 2019 and 2018

and as at December 1, 2017

(Unaudited)

THERATECHNOLOGIES INC.

Table of Contents

(In thousands of United States dollars)

(Unaudited)

Page

Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Comprehensive Loss	2

Interim Consolidated Statements of Changes in Equity	3 - 4

Interim Consolidated Statements of Cash Flows	5

Notes to Interim Consolidated Financial Statements	6 - 30

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(In thousands of United States dollars)

As at May 31, 2019, November 30, 2018 and December 1, 2017

(Unaudited)

	Note	May 31, 2019	November 30, 2018	December 1, 2017

Assets

Current assets:
Cash		$30,089	$38,997	$1,365
Bonds and money market funds		10,122	9,691	16,524
Trade and other receivables		13,421	10,952	7,553
Inventories	5	12,861	11,084	7,244
Prepaid expenses and deposits		1,656	1,595	785
Derivative financial assets		1,007	1,287	1,120

Total current assets		69,156	73,606	34,591
Non-current assets:
Bonds and money market funds		2,851	5,200	7,653
Property and equipment		1,180	101	48
Intangible assets	6	22,802	15,121	16,888
Other asset		14,646	17,088	–

Total non-current assets		41,479	37,510	24,589

Total assets		$110,635	$111,116	$59,180

Liabilities

Current liabilities:
Accounts payable and accrued liabilities		$20,633	$25,830	$17,997
Provisions	7	1,525	1,014	584
Current portion of long-term obligation	8	3,488	–	3,627
Deferred revenue		70	27	–

Total current liabilities		25,716	26,871	22,208

Non-current liabilities:
Long-term obligation	8	3,347	–	3,524
Convertible unsecured senior notes	9	49,968	49,233	–
Other liabilities	10	246	–	–

Total non-current liabilities		53,561	49,233	3,524

Total liabilities		79,277	76,104	25,732

Equity

Share capital		287,035	286,828	281,743
Equity component of convertible unsecured senior notes		4,457	4,457	–
Contributed surplus		9,262	8,788	12,389
Deficit		(269,368)	(264,966)	(260,604)
Accumulated other comprehensive loss		(28)	(95)	(80)

Total equity		31,358	35,012	33,448

Total liabilities and equity		$110,635	$111,116	$59,180

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Loss

(In thousands of United States dollars, except per share amounts)

Three-month periods and six-month periods ended May 31, 2019 and 2018

(Unaudited)

		For the three-month periods ended May 31,		For the six-month periods ended May 31,
	Note	2019	2018	2019	2018
		$	$	$	$

Revenues	3	15,609	9,598	30,705	17,711

Operating expenses:
Cost of sales:
Cost of goods sold		5,346	1,594	10,156	2,535
Other production related (income) costs		18	127	52	–
Royalties		–	450	–	1,340
Amortization of other asset		1,221	–	2,442	–
Research and development expenses		2,285	1,897	4,812	3,801
Selling and market development expenses		6,972	5,957	12,420	11,271
General and administrative expenses		1,784	1,279	3,300	2,481

		17,626	11,304	33,182	21,428

Loss from operating activities		(2,017)	(1,706)	(2,477)	(3,717)

Finance income	4	292	77	627	157
Finance costs	4	(1,449)	(283)	(2,552)	(439)
		(1,157)	(206)	(1,925)	(282)

Net loss for the period		(3,174)	(1,912)	(4,402)	(3,999)

Other comprehensive income (loss), net of tax:
Items that may be reclassified to profit (loss) in the future:
Net change in fair value of FVOCI financial assets, net of tax		30	2	62	(31)
Exchange differences on translation		5	–	5	–
		35	2	67	(31)

Total comprehensive loss for the period		(3,139)	(1,910)	(4,335)	(4,030)

Basic and diluted loss per share	11 (c)	(0,04)	(0,03)	(0,06)	(0,05)

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(In thousands of United States dollars except per share amounts)

Six-month period ended May 31, 2019

(Unaudited)

					For the six-month period ended May 31, 2019

				Equity			Accumulated
				component			other
		Share capital		of			comprehensive
		Number		convertible	Contributed		income
Note		of shares	Amount	notes	surplus	Deficit	(loss)	Total

			$	$	$	$	$	$

Balance as at November 30, 2018		76,877,679	286,828	4,457	8,788	(264,966)	(95)	35,012

Total comprehensive loss for the period
Net loss for the period		–	–	–	–	(4,402)	–	(4,402)
Other comprehensive income:
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		–	–	–	–	–	62	62
Exchange differences in translation							5	5

Total comprehensive loss for the period		–	–	–	–	(4,402)	67	(4,335)

Transactions with owners, recorded directly in equity
Issuance of common shares - Katana	6	900	5	–	–	–	–	5
Share based compensation plan:
Share based compensation for stock option plan		–	–	–	566	–	–	566
Exercise of stock options:
Monetary consideration		74,832	110	–	–	–	–	110
Attributed value		–	92	–	(92)	–	–	–

Total contributions by owners		75,732	207	–	474	–	–	681

Balance as at May 31, 2019		76,953,411	287,035	4,457	9,262	(269,368)	(28)	31,358

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity (continued)

(In thousands of United States dollars except per share amounts)

Six-month period ended May 31, 2018

(Unaudited)

					For the six-month period ended May 31, 2018

							Accumulated
							other
			Share capital				comprehensive
			Number		Contributed		income
	Note		of shares	Amount	surplus	Deficit	(loss)	Total

				$	$	$	$	$

Balance as at November 30, 2017			74,962,050	281,743	12,389	(260,604)	(80)	33,448

Total comprehensive loss for the period
Net loss for the period			–	—	–	(3,999)	–	(3,999)
Other comprehensive (loss) income:
Net change in fair value of available-for-sale financial assets, net of tax			–	–	–	–	(31)	(31)

Total comprehensive loss for the period			–	–	–	(3,999)	(31)	(4,030)

Transactions with owners, recorded directly in equity
Share-based compensation plan:
Share-based compensation for stock option plan			–	–	496	–	–	496
Exercise of stock options:
Monetary consideration			193,068	251	–	–	–	251
Attributed value			–	203	(203)	–	–	–
Exercise of broker option			39,390	121	(26)	–	–	95
Issuance of common shares - TaiMed	11	(c)	1,463,505	4,000	(4,000)	–	–	–

Total contributions by owners			1,695,963	4,575	(3,733)	–	–	842

Balance as at May 31, 2018			76,658,013	286,318	8,656	(264,603)	(111)	30,260

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Cash Flows

(In thousands of United States dollars)

Three-month periods and six-month periods ended May 31, 2019 and 2018

(Unaudited)

		For the three-month periods ended May 31,		For the six-month periods ended May 31,

	Note	2019	2018	2019	2018

		$	$	$	$

Cash provided from (used in):

Operating
Net loss		(3,174)	(1,912)	(4,402)	(3,999)
Adjustments for:
Depreciation of property and equipment		60	5	65	8
Amortization of intangible assets and other asset		1,862	415	3,571	793
Share-based compensation		320	341	584	496
Write-down (reversal of) of inventories	5	–	126	3	(4)
Change in fair value of derivative financial assets		439	(1,017)	260	(1,041)
Change in fair value of liability related to deferred stock unit plan		(433)	1,006	(256)	1,030
Interest income		(292)	(77)	(627)	(157)
Interest received		329	129	688	238
Effect of change of foreign exchange		203	107	124	26
Accretion expense		448	189	805	413
Lease inducements and amortization		228	–	228	–

Changes in operating assets and liabilities:		(10)	(688)	1,043	(2,197)
Trade and other receivables		(5,435)	(2,721)	(2,469)	(236)
Inventories		(1,359)	(1,361)	(1,780)	(1,345)
Prepaid expenses		(159)	9	(61)	(108)
Accounts payable and accrued liabilities		(2,914)	1,604	(4,939)	292
Provisions		(130)	317	511	466
Deferred revenue		27	–	43	–

		(9,970)	(2,152)	(8,695)	(931)

Cash flows used in operating activities		(9,980)	(2,840)	(7,652)	(3,128)

Financing
Repayment of long-term obligation		–	(4,000)	–	(4,000)
Proceeds from exercise of stock options		70	222	110	251
Proceeds from exercise of broker options		–	95	–	95

Cash flows from (used in) financing activities		70	(3,683)	110	(3,654)

Investing
Acquisition of bonds and money market funds		(44)	(5,447)	(117)	(14,120)
Proceeds from sale of bonds and money market funds		575	12,961	1,932	21,872
Acquisition of intangible assets		(45)	–	(2,024)	(17)
Proceeds from disposal of derivative financial assets		–	–	–	26
Acquisition of property and equipment		(681)	(4)	(1,157)	(4)

Cash flows (used in) from investing activities		(195)	7,510	(1,366)	7,757

Net change in cash		(10,105)	987	(8,908)	975
Cash, beginning of period		40,194	1,353	38,997	1,365

Cash, end of period		30,089	2,340	30,089	2,340

See Note 12 for supplemental cash flow disclosures.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

Theratechnologies Inc. is a specialty pharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV.

The interim consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, Montréal, Québec, H3A 1T8.

1.	Basis of preparation:

(a)	Accounting framework:

These unaudited interim consolidated financial statements (“interim financial statements”), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2018 and the notes thereto.

These interim financial statements have been authorized for issue by the Company’s Audit Committee on July 10, 2019.

(b)	Summary of accounting policies:

Except as described in Note 2(b), the significant accounting policies as disclosed in the Company’s annual consolidated financial statements for the year ended November 30, 2018 have been applied consistently in the preparation of these interim financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

1.	Basis of preparation (continued):

(c)	Basis of measurement:

The Company’s interim financial statements have been prepared on a going concern and historical cost bases, except for financial assets at fair value through other comprehensive income, financial assets at fair value through profit or loss, derivative financial assets, liabilities related to cash-settled share-based arrangements and derivative financial liabilities, which are measured at fair value. Equity-classified shared-based payment arrangements are measured at fair value at grant date pursuant to IFRS 2, Share-based payment.

The methods used to measure fair value are discussed further in Note 14.

(d)	Use of estimates and judgments:

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements are disclosed in Note 1 of the annual consolidated financial statements as at November 30, 2018.

(e)	Functional and presentation currency:

The Company’s functional currency is the United States dollar (“USD”). Prior to these interim financial statements beginning on December 1, 2018, the presentation currency was the Canadian dollar (“CAD”). In 2019, management decided to change the presentation currency from the CAD to the USD to better reflect the market the Company operates in. As such, these interim financial statements are now presented in USD, together with the comparative numbers as at November 30, 2018 and for the three and six months periods ended May 31, 2018. The Company has also presented an opening consolidated statement of financial position as at December 1, 2017 in USD.

All financial information presented in USD has been rounded to the nearest thousand.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

2.	Recent changes in accounting standards:

(a)	Adoption of new accounting policies in the reporting periods:

Amendments to IFRS 3, Business Combinations (Definition of a Business)

On October 22, 2018, the IASB issued amendments to IFRS 3, Business Combinations, that seek to clarify whether a transaction results in an asset or a business acquisition. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. Early application is permitted. The amended definition emphasises that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others.

The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process. The Company early adopted the amendments with a date of initial application of December 1, 2018 and applied the amendment in connection with the Katana acquisition (Note 6).

IFRS 9, Financial Instruments

The Company adopted all of the requirements of IFRS 9, Financial Instruments (“IFRS 9”) with a date of initial application of December 1, 2018. IFRS 9 does not require restatement of comparative periods. This standard establishes principles for the financial reporting classification and measurement of financial assets and financial liabilities. This standard also incorporates a new hedging model which increases the scope of hedged items eligible for hedge accounting and aligns hedge accounting more closely with risk management. This standard also amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. This new standard increases required disclosures about an entity’s risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments - Recognition and Measurement (“IAS 39”). The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

2.	Recent changes in accounting standards:

(a)	Adoption of new accounting policies in the reporting periods (continued):

IFRS 9, Financial Instruments (continued)

The following summarizes the classification and measurement changes for the Company’s non-derivative and derivative financial assets and financial liabilities as a result of the adoption of IFRS 9.

	IAS 39	IFRS 9

Financial assets:
Cash	Loans and receivables	Amortized cost
Bonds	Available for sale	Fair value through other
comprehensive income
Money market funds	Available for sale	Fair value through profit or loss
Trade and other receivables	Loans and receivables	Amortized cost
Non-hedge derivative assets	Fair value through profit or loss	Fair value through profit or loss

Financial liabilities:
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Convertible unsecured senior notes	Other financial liabilities	Amortized cost
Long-term obligation	Other financial liabilities	Amortized cost

The accounting for these instruments and the line item in which they are included in the balance sheet were unaffected by the adoption of IFRS 9, except for money market funds for which fair value was measured through other comprehensive income under IAS 39 and is now measured through profit or loss under IFRS 9.

The new expected credit loss (“ECL”) impairment model applies to financial assets measured at amortized cost and debt investments at fair value through other comprehensive income (“FVOCI”). The Company has determined that the application of IFRS 9’s impairment requirements as at December 1, 2018 results in no adjustment for the allowance for impairment on trade and other receivables. Over 98% of the Company’s revenue is attributable to sales transactions with one customer: RxCrossroads (see Note 15). As at December 1, 2018 and May 31, 2019, none of the trade and other receivables were overdue and the total allowance for impairment of receivables recorded during the period was nil.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

2.	Recent changes in accounting standards:

(a)	Adoption of new accounting policies in the reporting periods (continued):

IFRS 9, Financial Instruments (continued)

The Company also holds bonds that are classified and measured at FVOCI. Bonds held are mostly issued by government and municipalities, which have a high credit rating. As per IFRS 9, for the purposes of the impairment test, the credit risk on the bonds held is considered low as the borrowers have a strong capacity to meet their contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfill its contractual cash flow obligations. As such, as of transition date, management has assumed that the risk on these financial instruments has not increased since initial recognition. The Company assessed the expected credit loss over a 12-month period to be minimal and impairment recorded during the period was nil.

IFRS 15, Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. The Company has adopted IFRS 15 using the modified retrospective method without practical expedients, with the effect of initially applying this standard recognized at the date of initial application of December 1, 2018. Accordingly, the information presented for 2018 has not been restated. The adoption of the standard did not have a material impact on the financial statements.

(b)	Update to significant accounting policies:

As a result to the initial adoption of IFRS 9 and IFRS 15, as described above, the Company has updated its significant accounting policies as follows:

Revenue from contracts with customers

Net sales

The Company derives revenue from the sale of finished goods, which include Trogarzo® and EGRIFTA®. The Company recognizes revenue at a point in time when it transfers control of the finished goods to a customer, which generally occurs upon delivery of the finished goods to the customer’s premises.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

2.	Recent changes in accounting standards (continued):

(b)	Update to significant accounting policies (continued):

Revenue from contracts with customers (continued)

Net sales (continued)

Some arrangements for the sale of finished goods provide for customer cash discounts for prompt payment, allowances, rights of return, rebates on sales made under governmental and commercial rebate programs, chargebacks on sales made to government agencies and retail pharmacies and distribution fees, which gives rise to variable consideration. At the time of sale, estimates are made for items giving rise to variable consideration based on the terms of the arrangement. The variable consideration is estimated at contract inception using the most likely amount method and revenue is only recognized to the extent that a significant reversal of revenue is not expected to occur. The estimate is based on historical experience, current trends, relevant statutes with respect to governmental pricing programs, contractual sales terms, contractual terms with distributors and other known factors. Sales are recorded net of customer discounts, rebates, chargebacks, distribution fees and estimated sales returns, and exclude sales taxes. A refund liability and a right to recover returned goods asset are recognized for expected returns in relation to sales made before the end of the reporting period. The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recover goods. The Company reviews its estimate of expected returns on a quarterly basis, adjusting for the amounts of the asset and liability accordingly.

Financial instruments

Financial assets

The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or issue. On initial recognition, the Company classifies its financial assets as measured at amortized cost, FVOCI or fair value through profit or loss (“FVPL”), depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

2.	Recent changes in accounting standards (continued):

(b)	Update to significant accounting policies (continued):

Financial instruments (continued)

Financial assets (continued)

(i)	Financial assets measured at amortized cost

A financial asset is measured at amortized cost, using the effective interest method and net of any impairment loss, if it meets both of the following conditions and is not designated at fair value though profit or loss:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company currently classifies its cash and trade and other receivables as financial assets measured at amortized cost.

(ii)	Financial assets measured at fair value through other comprehensive income

A debt investment is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated at fair value through profit or loss:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. When an investment is derecognized, gains or losses accumulated in other comprehensive income are reclassified to profit or loss.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

2.	Recent changes in accounting standards (continued):

(b)	Update to significant accounting policies (continued):

Financial instruments (continued)

Financial assets (continued)

(ii)	Financial assets measured at fair value through other comprehensive income (continued)

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis. These assets are subsequently measured at fair value. Dividends are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment, and other net gains and losses are recognized in other comprehensive income and are never reclassified in profit or loss.

The Company currently classifies its bonds as financial assets measured at fair value through other comprehensive income.

(iii)	Financial assets measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost or fair value through other comprehensive income as described above are measured at fair value through profit or loss. These assets are subsequently measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. The Company currently classifies its money market funds as financial assets measured at fair value.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

2.	Recent changes in accounting standards (continued):

(b)	Update to significant accounting policies (continued):

Financial instruments (continued)

Financial liabilities

Financial liabilities are classified into the following categories:

(i)	Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at fair value are measured at fair value and net gains and losses, including interest expense, are recognized in profit or loss. The Company currently has no financial liabilities measured at fair value through profit or loss.

(ii)	Financial liabilities measured at amortized cost

This category includes all financial liabilities, other than those measured at fair value through profit or loss. A financial liability is subsequently measured at amortized cost using the effective interest method. The Company currently classifies accounts payable and accrued liabilities, convertible unsecured senior notes and long-term obligation as financial liabilities measured at amortized cost.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expired.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to set off the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Impairment

Financial assets

At each reporting date, the Company recognizes loss allowances for ECLs on financial assets carried at amortized cost and debt securities at FVOCI. The Company’s trade and other receivables are accounts receivable with no financing component and which have maturities of less than 12 months and, as such, the Company has chosen to apply the simplified approach for ECL. As a result, the Company does not track changes in credit risk related to its trade and other receivables, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

2.	Recent changes in accounting standards (continued):

(b)	Update to significant accounting policies (continued):

Impairment (continued)

Financial assets (continued)

For other financial assets subject to impairment, the Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

•

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Company considers a debt security to have a low credit risk when its credit risk rating is equivalent or above investment grade credit rating such as its bonds classified at FVOCI.

The Company’s approach to ECLs reflects a probability-weighted outcome, the time value of money and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

3.	Disaggregation of revenue:

Net sales by product were as follows:

	For the three-month periods ended May 31,
	2019	2018

EGRIFTA® net sales	$ 8,639	$ 8,674
Trogarzo® net sales	6,970	924

	$ 15,609	$ 9,598

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

3.	Disaggregation of revenue (continued):

	For the six-month periods ended May 31,
	2019	2018

EGRIFTA® net sales	$ 17,601	$ 16,787
Trogarzo® net sales	13,104	924

	$ 30,705	$ 17,711

4.	Finance income and finance costs:

	For the three-month periods
	ended May 31,
	2019	2018

	$	$

Interest income	292	77

Finance income	292	77

Accretion expense	(448)	(189)
Interest on convertible unsecured senior notes	(834)	–
Bank charges	(14)	(17)
Net foreign currency loss	(147)	(88)
(Loss) gain on financial instruments carried at fair value	(6)	11

Finance costs	(1,449)	(283)

Net finance cost recognized in net profit or loss	(1,157)	(206)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

4.	Finance income and finance costs (continued):

	For the six-month periods ended May 31,

	2019	2018

	$	$

Interest income	627	157

Finance income	627	157

Accretion expense	(805)	(413)
Interest on convertible unsecured senior notes	(1,646)	–
Bank charges	(14)	(15)
Net foreign currency loss	(83)	(22)
(Loss) gain on financial instruments carried at fair value	(4)	11

Finance costs	(2,552)	(439)

Net finance cost recognized in net profit or loss	(1,925)	(282)

5.	Inventories:

Inventories were written down to net realizable value by an amount of $3 in 2019 (2018 - $(4)) of which nil (2018 - $(1)) is recorded in cost of sales as other production-related (income) costs and $3 (2018 - $(3)) was recorded in cost of goods sold.

The write-downs in 2019 and 2018 are related to losses incurred during the conversion of raw materials to finished goods and losses associated with expired goods.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

6.	Intangible assets:

	Commercialization rights - Trogarzo® North American Territory	Commercialization rights - Trogarzo® European Territory	Commercialization rights - EGRIFTA ®	Oncology platform	Total

Cost

Balance as at November 30, 2017 and 2018	$5,207	$3,055	$14,041	$–	$22,303
Additions	6,765	–	–	2,045	8,810

Balance as at May 31, 2019	$11,972	$3,055	$14,041	$2,045	$31,113

Accumulated amortization

Balance as at November 30, 2017	$–	$–	$5,415	$–	$5,415

Amortization	257	–	1,510	–	1,767

Balance as at November 30, 2018	257	–	6,925	–	7,182

Amortization	373	–	756	–	1,129

Balance as at May 31, 2019	$630	$–	$7,681	$–	$8,311

Carrying amounts

May 31, 2019	$11,342	$3,055	$6,360	$2,045	$22,802
November 30, 2018	4,950	3,055	7,116	–	15,121
December 1, 2017	5,207	3,055	8,626	–	16,888

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

6.	Intangible assets (continued):

The amortization expense of $1,129 (2018 - $793) is included in selling and market development expenses.

Commercialization rights - Trogarzo® North American Territory

In the three-month period ended February 28, 2019, the Company accrued and recorded the first commercial milestone payment under the terms of its distribution and marketing agreement with TaiMed (“TaiMed Agreement”) for an amount of $6,765 (Note 8) as the Company determined that it was probable that the milestone will be paid.

Oncology Platform

On February 25, 2019, the Company acquired Katana Biopharma Inc. (“Katana”). On May 21, 2019, Katana was wound up into the Company and then dissolved.

Katana (now the Company) is the worldwide exclusive licensee of a technology platform using peptides as a vehicle to specifically deliver existing cytotoxic agents to sortilin receptors, which are overexpressed on cancer cells. The license was entered into on February 25, 2019 with Transfert Plus, L.P. (an affiliate of Aligo Innovation, a university research company that commercializes the research results of universities and other institutional partners from various areas of innovation, including life sciences) (the “License Agreement”).

This acquisition was accounted for as an asset acquisition. The Company recorded additions to intangible assets during 2019 of $2,045, which represented the payment at closing of $1,965 in cash, $5 through the issuance of 900 common shares of the Company and $75 of acquisition costs. The intangible asset is currently not being amortized. Amortization will begin when the asset is available for use.

Under the terms of the acquisition agreement, the purchase price is also subject to two milestone payments. The first milestone payment will occur when the first patient is enrolled in a Phase 1 clinical study. At that time, CAD2 million will be paid through the issuance of common shares of the Company.

The second milestone will be met when the proof of concept is demonstrated in human subjects. Payment will amount to CAD2.3 million and will be satisfied through the issuance of common shares of the Company.

As at May 31, 2019, no milestone payments were recognized. The milestone payments will be recorded in the cost of the intangible asset when it is probable that they will be paid.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

6.	Intangible assets (continued):

Oncology Platform (continued)

Under the License Agreement, Katana (now the Company) obtained the exclusive worldwide rights to develop, make, have made, use, sell, offer to sell, distribute, commercialize and import the technology related to the technology platform that uses peptides as a vehicle to deliver existing cytotoxic agents to sortilin receptors which are overexpressed on cancer cells.

Annual maintenance fees amount to CAD25 thousand for the first 5 years and CAD100 thousand thereafter, until royalties become payable beginning with the first commercial sale of a product developed using the licensed technology.

The royalties payable under the License Agreement vary between 1% to 2.5% on net sales of a product based on the licensed technology. If Katana enters into a sublicense agreement, it must then pay amounts varying between 5% to 15% of revenues received from such sublicense agreement.

The Company must also pay Transfert Plus the following milestone payments upon the occurrence of the following development milestones for the first product developed in the field of oncology:

(i)	First Milestone Payment: CAD50 thousand upon the successful enrolment of the first patient in the first Phase 1 human clinical trial;

(ii)	Second Milestone Payment: CAD100 thousand upon the successful enrolment of the first patient in the first Phase 2 human clinical trial;

(iii)	Third Milestone Payment: CAD200 thousand upon the successful enrolment of the first patient in the first Phase 3 human clinical trial.

Also, the Company must pay CAD200 thousand for each product upon receiving the first approval for such product by a regulatory authority. The approval shall entitle the holder thereof to commercialize the product in the territory in which the approval was obtained.

The Company must also pay Transfert Plus the same milestone payments upon the occurrence of any of those development milestones for the first product developed outside the field of oncology.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

7.	Provisions:

	Chargebacks and rebates	Returns	Total

Balance as at December 1, 2017	$495	$89	$584

Provisions made	7,144	657	7,801
Provisions used	(6,744)	(627)	(7,371)

Balance as at November 30, 2018	$895	$119	$1,014

Provisions made	5,103	84	5,187
Provisions used	(4,660)	(16)	(4,676)

Balance as at May 31, 2019	$1,338	$187	$1,525

8.	Long-term obligation:

First commercial milestone (note 6)	$6,835
Current portion	(3,488)

Non-current portion	$3,347

Under the terms of the TaiMed Agreement, a commercial milestone of $7,000 is payable in two equal annual installments of $3,500 after achieving aggregate net sales of $20,000 over four consecutive quarters of the Company’s financial year. The Company accrued the discounted value of the obligation during the quarter ended February 28, 2019 because it was probable of being achieved. The milestone was achieved during the quarter ended May 31, 2019. The first payment of $3,500 will be paid in July 2019 and the second payment in June 2020.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

8.	Long-term obligation (continued):

The movement of the long-term obligation for the current period is as follows:

Balance as at November 30, 2018	$ –
First commercial milestone (note 6)	6,765
Accretion expense	70

Balance as at May 31, 2019	$ 6,835

9.	Convertible unsecured senior notes:

The movement in the carrying value of the convertible unsecured senior notes is as follows:

Proceeds allocated to liability component	$51,122
Transaction costs	(2,517)

At date of issuance (June 19, 2018)	48,605

Accretion expense	628

Convertible unsecured senior notes as at November 30, 2018	49,233

Accretion expense	735

Convertible unsecured senior notes as at May 31, 2019	$49, 968

May 31, 2019

Interest accrued	$1,646
Interest paid	1,764

10.	Other liabilities:

May 31, 2019

Deferred lease inducements	$228
Stock appreciation rights (note 11 (b))	18

$246

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

10.	Other liabilities (continued):

On November 2018, the Company entered into a new lease agreement with its current landlord to lease a 15,000 square feet (7,500 in 2018) office space. The Company’s effective date of occupation was April 1st, 2019. The Company incurred $641 in leasehold improvements in 2018 and 2019 related to this new lease. In addition, the Company received lease inducements consisting of tenant allowances of $225 and rent-free periods, which are deferred and recognized over the lease term.

11.	Share capital:

(a)	Stock option plan:

The Company has established a stock option plan (the “Plan”) under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 6,580,000 options can be granted under the Plan. Generally, the options vest at the grant date or over a period of up to three years. As at May 31, 2019, 1,630,017 options could still be granted by the Company (May 31, 2018 - 1,950,762) under the Plan.

All options are to be settled by the physical delivery of the common shares.

Changes in the number of options outstanding during the past two years were as follows:

			Weighted
			average
			exercise
	Number		price
	of options		per option

		CAD	USD

Options as at November 30, 2017	2,335,895	$2.21	$ 1.71
Granted	251,544	9.56	7.49
Expired	(2,000)	8.50	6.74
Exercised (share price: CAD 9.56 - USD 7.49)	(193,068)	1.66	1.30

Options as at May 31, 2018	2,392,371	$3.02	$ 2.33

Options as at November 30, 2018	2,172,705	$3.15	$ 2.37
Granted	406,400	8.19	6.20
Forfeited	(85,655)	5.97	4.49
Exercised (share price: CAD7.78 - USD5.82)	(74,832)	1.96	1.46

Options outstanding as at May 31, 2019	2,418,618	$3.94	$ 2.92

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

11.	Share capital (continued):

(a)	Stock option plan (continued):

During the six-month period ended May 31, 2019, $566 (2018 - $496) were recorded as share-based compensation expense for the stock option plan. The fair value of options granted in 2019 was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	For the six-month periods ended May 31,
	2019	2018

Risk-free interest rate	2.15%	2.14%
Expected volatility	57%	47%
Average option life	8 years	7 years
Expected dividends	–	–
Grant-date share price	$6.15 (CAD 8.19)	$9.56
Option exercise price	$6.15 (CAD 8.19)	$9.56

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

11.	Share capital (continued):

(a)	Stock option plan (continued):

The following table summarizes the measurement date weighted average fair value of stock options granted during the period ended:

For the six-month periods
ended May 31,

		2019		2018

		Weighted		Weighted
		average		average
	Number	grant-date	Number	grant-date
	of options	fair value	of options	fair value

		$		$

Options granted	406,400	3.69 (CAD 4.92)	251,544	3.63 (CAD 4.63)

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

(b)	Stock appreciation rights (“SARs”):

On October 4, 2018, the Company’s Board of Directors approved a SARs plan for its consultants that entitles the grantee to receive a cash payment based on the increase in the stock price of the Company’s common shares from the grant date to the settlement date. The exercise date of an SAR may not be later than 10 years after the grant date. Generally, the SARs vest over a period up to three years.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

11.	Share capital (continued):

(b)	Stock appreciation rights (“SARs”) (continued):

During the six-month period ended May 31, 2019, $18 (2018 - nil) was recorded as share-based compensation expense for the SARs plan. Since these awards will be cash-settled, the fair value of SARs granted in 2019 is estimated at each reporting period using the Black-Scholes model and the following weighted average assumptions:

Measurement date
as at May 31, 2019

Risk-free interest rate	1.49%
Expected volatility	55%
Average option life in years	8 years
Grant-date share price	$5.01 (CAD6.77)
Option exercise price	$5.01 (CAD6.77)

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the SAR. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the SARs is estimated taking into consideration the vesting period at the grant date, the life of the SARs and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the grant date weighted average fair value of SARs granted during the period ended:

	For the six-month period ended May 31

		Weighted
		average
	Number	grant date
	of SARs	fair value

2019	40,000	$2.80 (CAD3.79)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

11.	Share capital (continued):

(c)	Loss per share:

For the three and six-month periods ended May 31, 2019, the weighted average number of common shares outstanding was calculated as follows:

	For the three-month periods ended May 31,
	2019	2018

Issued common shares as at March 1	76,901,911	74,977,050
Effect of share options exercised	25,109	110,657
Effect of exercise of broker options	–	21,188
Effect of issue of common shares - TaiMed	–	270,430

Weighted average number of common shares	76,927,020	75,379,325

	For the six-month periods ended May 31,
	2019	2018

Issued common shares as at December 1	76,877,679	74,962,050
Effect of share options exercised	24,871	70,607
Effect of issue of common shares - oncology platform (note 6)	475	–
Effect of exercise of broker options	–	10,710
Effect of issue of common shares - TaiMed	–	136,701

Weighted average number of common shares	76,903,025	75,180,068

For the three and six-month periods ended May 31, 2019, 2,458,618 share options (2018 - 2,392,371 share options) that may potentially dilute earnings per share in the future, were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

12.	Supplemental cash flow disclosures:

The Company entered into the following transactions which had no impact on its cash flows:

May 31, 2019

Additions to property and equipment included in accounts payable and accrued liabilities	$36
Additions to intangible assets included in accounts payable and accrued liabilities	16
Additions to intangible assets included in long-term obligation	6,765
Issuance of shares in connection with acquisitions of intangible assets	5

13.	Financial instruments:

The nature and extent of the Company’s exposure to risks arising from financial instruments are consistent with the disclosure in the annual consolidated financial statements as at November 30, 2018.

14.	Determination of fair values:

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

14.	Determination of fair values (continued):

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds and money market funds and derivative financial assets and liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The fair value of the convertible unsecured notes, including the equity portion, as at May 31, 2019 were approximately $51,750 (Level 1) based on market quotes.

The long-term obligation was initially recognized at fair value and is considered Level 3 in the fair value hierarchy for financial instruments. The valuation model considered the present value of expected payments discounted using a risk-adjusted discount rate. The significant unobservable input used is the risk-adjusted discount rate of 4.2%. The Company has determined that the carrying value of the obligation approximates its fair value.

Share-based payment transactions

The fair value of the employee stock options and SARs are measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The deferred stock units liability is recognized at fair value and considered Level 2 in the fair value hierarchy for financial instruments. The fair value is determined using the quoted price of the common shares of the Company.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Periods ended May 31, 2019 and 2018

(Unaudited)

15.	Operating segments:

The Company has a single operating segment. Almost all of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	2019	2018

RxCrossroads	$29,970	$17,496

Others	735	215

	$30,705	$17,711

All of the Company’s non-current assets are located in Canada as is the Company’s head office.